Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 6 DATED JULY 24, 2014
TO THE PROSPECTUS DATED APRIL 30, 2014

This Supplement No. 6 supplements, and should be read in conjunction with, our prospectus dated April 30, 2014, as supplemented by Supplement No. 1 dated May 14, 2014, Supplement No. 2 dated June 24, 2014, Supplement No. 3 dated July 1, 2014, Supplement No. 4 dated July 9, 2014 and Supplement No. 5 dated July 22, 2014. The purpose of this Supplement No. 6 is to disclose:

•	the status of our initial public offering; and

•	the origination of a subordinate interest.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of July 23, 2014, we received and accepted subscriptions in our offering for 15.9 million shares, or $158.2 million, including 0.2 million shares, or $2.2 million, sold to an affiliate of NorthStar Realty Finance Corp. As of July 23, 2014, 149.9 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Origination of a Subordinate Interest
On July 18, 2014, we, through a subsidiary of our operating partnership, originated a $24.9 million subordinate interest, or the subordinate interest, to partially capitalize the development of a $97.8 million, 313-unit high-rise multifamily project located in downtown Nashville, Tennessee, or the property. The property, which is expected to be completed in 2016, is being developed by a partnership led by Magellan Development and Giarratana Development, or the project sponsors, leading commercial developers with significant local and national multifamily development experience.
We initially funded $19.1 million of the subordinate interest with proceeds from our offering and will fund the remaining $5.8 million over the next 24 months. In connection with the subordinate interest, we, through a subsidiary, entered into a limited liability company agreement, or the agreement, dated as of July 18, 2014, with WMG Realty Holding Company LLC, or the borrower, an affiliate of the project sponsors, which governs the terms of the subordinate interest.
The property is located in close proximity to major employment and entertainment centers and is expected to be the only high-rise multifamily building constructed in the downtown Nashville market through 2017. The 32-story, Class A property will contain 18,900 square feet of retail space, over 500 covered parking spaces and is expected to be built to LEED Silver certification standards with high-end finishes and amenities, including an outdoor lap pool and spa. In connection with the subordinate interest, certain affiliates of the project sponsors agreed to guaranty completion of the property in line with plans and specifications pre-approved by us.
The subordinate interest bears interest at a fixed annual rate of 14.0%, with 13.0% paid currently and an additional 1.0% paid through deferred interest accrual. The subordinate interest was originated at a 1.0% discount and we will earn an exit fee equal to 1.0% of the outstanding amount of the subordinate interest at the time of redemption. The initial term of the subordinate interest is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of a fee equal to 0.25% of the subordinate interest. The subordinate interest may be redeemed by the borrower at any time, provided that if the subordinate interest is redeemed prior to the second anniversary of the closing, then the borrower shall pay an additional amount equal to the interest that would accrue on the subordinate interest through month 24. The agreement requires the borrower to comply with various financial and other covenants. In addition, the agreement contains customary events of default (subject to certain materiality thresholds and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the property or a change in control of the borrower.

At the time of closing, the project sponsors have contributed $12.4 million of equity toward the completion of the property and are required to contribute an additional $2.6 million of equity within 90 days. The remaining anticipated project cost is being financed with a $58.0 million senior loan provided by an unaffiliated third-party lender, or the senior borrowing. The borrower will pay interest on the senior borrowing at a floating rate of 2.45% over the one-month, two-month or three-month London Interbank Offered Rate, at the borrower's option. The senior borrowing may be prepaid without penalty at any time.
The loan-to-cost ratio, or LTC, of the subordinate interest is approximately 85%. The LTC is the amount loaned to the borrower, including any senior debt, over the total costs expected to complete the property.
As of July 24, 2014, our portfolio consists of four senior mortgage loans with a combined principal amount of $157.2 million and one subordinate interest totaling $24.9 million.

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